CROWN LABORATORIES, INC.
                          PRESS RELEASE
                           May 7, 1997

   Crown Laboratories,Inc. (PSE/AMEX: CLL) ("Company") announced today that its Board of Directors has adopted a Shareholder Rights Plan ("Plan") designed to protect shareholders from various abusive takeover tactics, including attempts to acquire control of the Company at an inadequate price.

   The Plan is designed to assure that any acquisition of the Company and/or any acquisition of control of the Company would take place under circumstances in which the Board of Directors can secure the best available transaction for all of the Company's stockholders. Under the Plan, each stockholder will receive a dividend of one Right for each share of the Company's outstanding Common Stock. Craig Nash, President of the Company said: "The Rights are designed to protect the Company and its stockholders against market accumulation programs and other abusive takeover tactics and are not aimed at preventing a takeover but rather are intended to encourage a potential buyer to negotiate appropriately with the Board prior to attempting a takeover."

   Initially, the Rights are attached to the Company's Common Stock and are not exercisable. They become detached from the Common Stock and become immediately exercisable after any person or group that is not a "grandfathered stockholder" becomes the beneficial owner of 15% or more of the Company's Common Stock or 10 days after any person or group announces a tender or exchange offer that would result in that same beneficial ownership level, subject only to certain "Permitted Offers."

   If a buyer who is not a "grandfathered stockholder" becomes a 15% owner in the Company, all Rights holders, except the buyer, will be entitled to purchase Preferred Stock in the Company at a price discounted from the then market price. In addition, if the Company is acquired in a merger after such an acquisition, all Rights holders except the buyer will also be entitled to purchase stock in the buyer at a discount in accordance with the Plan.

   The distribution of Rights will be made to common stockholders of record on May 16, 1997, and shares of common stock that are newly-issued after that date will also carry Rights until the Rights become detached from the common stock. The Rights will expire on May 16, 2007. The Company may redeem the Rights for $0.01 each at any time before a buyer acquires a 15% position in the Company, and under certain other circumstances. The Rights distribution is not taxable to stockholders.

   Details of the Plan are included with a letter which will be mailed to all of the Company's stockholders.